Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Com Hem Holding AB (publ) Subject Company: Com Hem Holding AB Commission File No.: 132-02822
PRESS RELEASE, JULY 11, 2018
COM HEM PUBLISHES RE-AUDITED
FINANCIAL STATEMENTS FOR THE MERGER
WITH TELE2
A re-audit of Com Hem Holding’s financial statements, to be included in the submission of merger documentation with the Swedish Financial Supervisory Authority (“SFSA”) and U.S. Securities and Exchange Commission (“SEC”), has been completed. In connection with the re-audit Com Hem is making certain adjustments to its financial statements for the year ended 31 December 2017 and for the first quarter of 2018. The adjustments do not impact revenue, operating profit (EBIT) or cash flow and will not have any impact on the 2018 full year guidance. The transaction with Tele2 is expected to close in Q4 2018.
The re-audit has been performed in compliance with US audit standards (AICPA) on Com Hem’s previously issued IFRS financial statements, to comply with the SEC’s requirements to effect the statutory merger with Tele2.
A summary of the new financial statements may be found in appendix 1 of the Q2 2018 Interim Report that has been published today.
The adjustments made to the financial statements refer to reclassification of certain incentive programs from equity settled to cash settled treatment in the accounts. No change has been made to the program conditions compared to what has previously been disclosed, and the change of accounting treatment has no cash impact. As per June 30, 2018, equity has been reduced by SEK 43m due to the change in accounting treatment, however, once the two outstanding incentive programs have been settled, the change will have no impact on equity.
The preparation for the merger will now move into a phase of review of the merger documents by the SFSA and SEC. Once approved, the merger documents will be made public and a date will be announced for each of the Extraordinary General Meetings of Com Hem and Tele2. Com Hem expects the merger with Tele2 to close in the fourth quarter of 2018.
For queries, please contact:
Investors
Marcus Lindberg, Head of Investor Relations
Tel: +46 (0)734 39 25 40
marcus.lindberg@comhem. com
Media
Fredrik Hallstan, Head of PR
Tel: +46 (0)709-48 52 72
fredrik.hallstan@comhem.com
About Com Hem Group
Com Hem Group offers broadband, TV, play and telephony services to Swedish households and companies. Our powerful and future-proofed network with speeds up to 1 Gbit/s, covers half of the country’s households, making the Com Hem Group an important driver of creating a digital Sweden. We bring our 1.45 million customers the largest range of digital-TV channels and play services via set top boxes as well as on-the-go for tablets and smartphones. The company was founded in 1983 and has approximately 1,100 employees. Com Hem Group is headquartered in Stockholm and operates through three subsidiaries; Com Hem AB, Boxer TV Access AB and iTUX Communication AB. In 2017, Group sales totalled SEK 7,136 million. Since 2014 the Com Hem share is listed on Nasdaq Stockholm. www.comhemgroup.com.

IMPORTANT INFORMATION
The information included in this document is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Com Hem Holding AB (publ) (“COM HEM”) or Tele2 AB (publ) (“Tele2”). Tele2 has submitted a registration statement on Form F-4 to the Securities and Exchange Commission (the “SEC”) in connection with the planned merger of COM HEM into Tele2 (“Transaction”). Tele2 is expected to mail a merger document, which is part of the registration statement on Form F-4, to security holders of COM HEM in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 plans to file with the SEC or send to security holders of COM HEM in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE REGISTRATION STATEMENT AND THE MERGER DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE REGISTRATION STATEMENT AND THE MERGER DOCUMENT CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. When the registration statement and merger document become available, investors and security holders will be able to obtain free copies of it through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from COM HEM, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40 or from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88.
In addition to the registration statement and merger document, COM HEM and Tele2 file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by COM HEM or Tele2 at: http://www.comhemgroup.se/en/investors/ and http://www.tele2.com/investors/, respectively.
FORWARD LOOKING STATEMENTS The information in this document may contain forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although the management of COM HEM believes that the expectations reflected in any forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and COM HEM undertakes no obligation to update any forward-looking statements. Past performance of COM HEM or Tele2 does not guarantee or predict future performance of the combined company. Moreover, COM HEM, Tele2 and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Transaction will be completed in the manner and timeframe described in this document, or at all.
NO SOLICITATION
This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.